Filed Pursuant to Rule 424(b)(3)
Registration Number 333-157884
PROSPECTUS
COLONIAL PROPERTIES TRUST
DIRECT INVESTMENT PROGRAM
7,000,000 Common Shares of Beneficial Interest,
par value $0.01 per share

DIRECT INVESTMENT PROGRAM HIGHLIGHTS
     Colonial Properties Trust (“Colonial Properties” or the “Company”) is pleased to offer investors the opportunity to participate in its Direct Investment Program (the “Program”), a direct share purchase and dividend reinvestment program. The Program is designed to provide you with a convenient and economical way to:
•	Purchase and sell Colonial Properties Common Shares (“Common Shares”).

•	Reinvest cash dividends paid on Common Shares to purchase additional Common Shares.
You may participate in the Program whether or not you own any Common Shares. If you do not own Common Shares, you can participate in the Program by making an initial investment of Common Shares with a minimum of $200.
     The purchase price of Common Shares purchased directly from us under the Program will be the higher of (i) the average of the high and low sales prices of the Common Shares as reported on the New York Stock Exchange (“NYSE”) for each of the ten trading days immediately preceding the applicable investment date, less any applicable program discount, or (ii) the average of the high and low sales prices of the Common Shares as reported on the NYSE on the applicable investment date, less any applicable program discount. The purchase price of Common Shares purchased in the open market under the Program will be the weighted average purchase price of all shares purchased by the Program administrator for the applicable investment date, less any applicable program discount. Should Common Shares be purchased in the open market, participants may be required, in our sole discretion, to pay a brokerage commission (currently at $0.03 per share). As of the date of this prospectus, we are offering a discount only with respect to the purchase of Common Shares made directly from us for the reinvestment of dividends. We reserve the right to change, reduce or discontinue any discount at any time without notice.
     Our Common Shares are traded on the NYSE under the ticker symbol “CLP.” On April 9, 2009, the closing price of our Common Shares as reported on the NYSE was $6.24 per share.

     You should read this entire prospectus, the documents that are incorporated by reference in this prospectus and any prospectus supplement carefully before you decide to invest in the securities offered hereby.
     Investing in our securities involves risks. See “Risk Factors” beginning on page 21 of our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 10, 2009.

i

DEFINED TERMS

Term	Definition

Book-Entry	More formally known as the Direct Registration System, Book-Entry is a form of registered stock ownership that allows you to own shares without having paper share certificates in your possession. You are the registered shareholder and enjoy the same shareholder benefits as you would with certificated shares.

Cash Investment Date	If Computershare purchases Common Shares directly from Colonial Properties, the date on which Computershare will invest any initial and optional cash investments for the purchase of Common Shares. In months in which a dividend is paid, the Cash Investment Date is the same as the Dividend Reinvestment Date (unless otherwise specified by the Company). In months in which a dividend is not paid, the Cash Investment Date will be on the 15th day of each month, or the next Trading Day if the 15th day is not a Trading Day. If Common Shares are purchased in the open market, Computershare will make such purchases as soon as possible beginning on the applicable Cash Investment Date, but in any case within 35 days after that date.

Colonial Properties or the Company	See “About this Prospectus” below.

Common Shares	Common shares of beneficial interest in Colonial Properties Trust.

CRLP	Colonial Realty Limited Partnership, the operating partnership of Colonial Properties Trust.

Direct Registration System	The Direct Registration System is a service within the securities industry that allows your shares in a company to be held in your name and tracked electronically. You retain full ownership of your shares, without having to hold a stock certificate. This paperless form of stock ownership is commonly referred to as “Book-Entry” because your shares are accounted for on the Company’s books or records. Computershare is the record-keeping transfer agent responsible for maintaining your shares.

Dividend Reinvestment Date	If Computershare purchases Common Shares directly from Colonial Properties, the date on which Computershare will invest any dividends for the purchase of Common Shares. The Dividend Reinvestment Date will be the dividend payment date, unless the dividend payment date is not a Trading Day, in which case the Dividend Reinvestment Date will be the next Trading Day. If Computershare purchases Common Shares in the open market, Computershare will make such purchases beginning on or after the dividend payment date, in any case within 30 days after such date.

Computershare or Transfer Agent	Computershare Trust Company, N.A. has been appointed as transfer agent and to administer the Program.

New Investor	An individual who is not currently a Registered Shareholder. Such individuals may participate in the Program by making an initial purchase of Common Shares with a minimum investment of $200.

Non-registered Shareholder
(also known as a Beneficial Owner)	A shareholder who owns Common Shares which are registered in the name of another party such as a broker or bank.

Program	The Colonial Properties Trust Direct Investment Program.

Program Discount	A discount of between 0% and 3% that may be offered, in the sole discretion of Colonial Properties, with respect to purchases of Common Shares under the Program. As of the date of this prospectus, Colonial Properties is offering a discount only with respect to the purchase of Common Shares made directly from Colonial Properties for the reinvestment

Term	Definition

of dividends. Colonial Properties reserves the right to change, reduce or discontinue any discount at any time without notice.

Registered Shareholder	A shareholder who owns Common Shares that are registered in his or her name with the Company’s transfer agent.

Trading Day	A day on which the New York Stock Exchange is open for trading.

Unitholder	An owner of one or more Units.

Waiver Discount	A discount of between 0% and 3% that may be offered, in the sole discretion of Colonial Properties with respect to the purchase of Common Shares made pursuant to approved waiver requests. The Waiver Discount for a month may differ from the discount applied to optional cash investments that do not exceed $7,500 in the same month. Colonial Properties reserves the right to reduce or discontinue any Waiver Discount established in the future as provided herein.

Units	Limited partnership units of CRLP.

Waiver Investment Date	The date on which Computershare invests any optional cash investments made pursuant to an approved waiver request. The Waiver Investment Date is the same as the Cash Investment Date unless Colonial Properties activates the optional pricing period extension feature (as described under Question 13), in which case the Waiver Investment Date will be the last day of the extended pricing period.

Waiver Purchase Price	The price per Common Share purchased pursuant to an approved waiver request, which is the higher of (a) the average of the high and low sales prices of the Common Shares as reported on the NYSE on each eligible day of a particular pricing period, less any applicable Waiver Discount, or (b) the average of the high and low sales prices of the Common Shares as reported on the NYSE, on the applicable Waiver Investment Date, less any applicable Waiver Discount.
ABOUT THIS PROSPECTUS
     As used in this prospectus and any prospectus supplement, “we,” “us,” “our,” “the Company,” and “Colonial Properties” means Colonial Properties Trust and one or more of its subsidiaries (including Colonial Realty Limited Partnership, Colonial Properties Services Limited Partnership, Colonial Properties Services, Inc. and CLNL Acquisition Sub, LLC) or, as the context may require, Colonial Properties Trust only.
     Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.
     This prospectus supersedes and replaces the prospectus dated May 1, 2007 in its entirety. You should keep this prospectus for future reference.
PROFILE OF COLONIAL PROPERTIES TRUST
     We are a multifamily-focused self-administered equity REIT that owns, develops and operates multifamily apartment communities primarily located in the Sunbelt region of the United States. Also, we create additional value for our shareholders by managing commercial assets through joint venture investments and pursuing development opportunities. We are a fully-integrated real estate company, which means that we are engaged in the acquisition, development, ownership, management and leasing of multifamily apartment communities and other commercial real estate properties. Our activities include full or partial ownership and operation of 192 properties as of December 31, 2008, located in Alabama, Arizona, Florida, Georgia, North Carolina, South Carolina, Tennessee, Texas, and Virginia, development of new properties, acquisition of existing properties, build-to-suit development and the provision of management, leasing and brokerage services for commercial real estate.
     As of December 31, 2008, we owned or maintained a partial ownership in 116 multifamily apartment communities containing a total of 35,504 apartment units (consisting of 103 wholly-owned consolidated properties and 13 properties partially-owned through unconsolidated joint venture entities aggregating 31,258 and 4,246 units, respectively) (the “multifamily apartment communities”), 48 office properties containing a total of approximately 16.2 million square feet of office space (consisting of three wholly-owned consolidated properties and 45 properties partially-owned through unconsolidated joint-venture entities aggregating 0.5 million and 15.7 million square feet, respectively) (the “office properties”), 28 retail properties containing a total of approximately 5.4 million square feet of retail space, excluding anchor-owned square-footage (consisting of six wholly-owned properties and 22 properties partially-owned through unconsolidated joint venture entities aggregating 1.2 million and 4.2 million square feet, respectively) (the “retail properties”), and certain parcels of land adjacent to or near certain of these properties (the “land”). The multifamily apartment communities, the office properties, the retail properties and the land are referred to herein collectively as the “properties”. As of December 31, 2008, consolidated multifamily, office and retail properties that had achieved stabilized occupancy (which we have defined as having occurred once the property has attained 93% physical occupancy) were 94.1%, 89.7% and 91.8% leased, respectively.
     We are the direct general partner of, and as of December 31, 2008, held approximately 84.6% of the interests in, Colonial Realty Limited Partnership, a Delaware limited partnership (“CRLP” or the “Operating Partnership”). We conduct all of our business through CRLP, Colonial Properties Services Limited Partnership, which provides management services for our properties, and Colonial Properties Services, Inc. (“CPSI”), which provides management services for properties owned by third parties, including unconsolidated joint venture entities. We perform all of our for-sale residential and condominium conversion activities through CPSI.
     As a lessor, the majority of our revenue is derived from residents under existing leases at our properties. Therefore, our operating cash flow is dependent upon the rents that we are able to charge to our residents, and the ability of these residents to make their rental payments. We also receive third-party management fees generated from third party management agreements related to management of properties held in joint ventures.
     We were formed in Maryland on July 9, 1993. We were reorganized as an Alabama real estate investment trust in 1995. Our executive offices are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama, 35203 and our telephone number is (205) 250-8700.
RISK FACTORS
     You should consider carefully the risks incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the other information contained in this prospectus before deciding to invest in our securities.
SUMMARY OF THE PROGRAM
     The summary highlights selected information from this prospectus, but may not contain all of the information that is important to you. To fully understand the Program and for a more complete description of the legal terms of the Program, you should read this entire document carefully and the documents to which we have referred you. To find out how to obtain copies of these documents, see Question 41.
     Additionally, current information regarding the Program, including any current discount, contact phone numbers and other pertinent information is available on our website at www.colonialprop.com under the Investors, Dividend Information, Direct Investment Program tab.
Program Administration
     We have appointed Computershare Trust Company, N.A. as our transfer agent and to administer the Program.
Purpose of the Program
     The purpose of the Program is to provide eligible holders of Common Shares and other interested investors with a simple, convenient and economical way to make or increase investments in our Common Shares. Participants in the Program may, from time to time, be able to invest at a discount on some purchases of our Common Shares (other than in connection with initial investments by New Investors to begin participation in the Program). The Program is intended to benefit long-term investors who wish to acquire Common Shares and/or increase their investment in the Company. The Program may also assist us in raising funds for general business purposes, to the extent that Common Shares are purchased from us rather than in the open market.

How to Participate in the Program
     New Investors. If you are not currently a Colonial Properties shareholder, you can purchase Common Shares for the first time with a minimum investment of $200. You will not receive any discount on your initial purchase of Common Shares. A New Investor may enroll in the Program on the Internet at Computershare’s web site at www.computershare.com and make an initial investment in Common Shares by authorizing a one-time online bank debit from an account at a U.S. bank or financial institution. You may also join the Program by completing an Initial Enrollment Form and either mailing it with a check for at least $200 or, alternatively, you can authorize Computershare to automatically deduct your initial investment incrementally from your checking or savings account at a U.S. bank or financial institution. The automatic deduction feature provides New Investors with the option of having a minimum of $25 deducted monthly in order to reach the minimum investment of $200. However, the New Investor must notify Computershare to stop making automatic deductions once the minimum investment of $200 is completed. New Investors can reinvest their dividends by checking the dividend reinvestment option on the Initial Enrollment Form. In addition, once they have made a minimum investment of $200, New Investors may make optional cash investments of up to the monthly maximum of $7,500, as described below under “— Registered Shareholders”.
     Registered Shareholders. If you are a Registered Shareholder (a shareholder whose shares are registered in your name, not in the name of a broker), you are eligible to participate in all features of the Program. To enroll or change your election for dividend reinvestment, Registered Shareholders should submit an Enrollment Form to Computershare. Alternatively, Registered Shareholders may contact Computershare directly at 1-866-897-1807 or go to www.computershare.com. Registered Shareholders may also make optional cash investments (minimum of $25, monthly maximum of $7,500). A Registered Shareholder who wishes to make an optional cash investment may send a check to Computershare or authorize a one-time online bank debit. You may also make optional cash investments on a regular, monthly schedule by authorizing Computershare to automatically deduct an investment each month from your checking or savings account at a U.S. bank or financial institution. Enrollment Forms are available on Computershare’s website at www.computershare.com.
     Non-registered Shareholders. Colonial Properties shareholders holding their shares through a broker may only participate in the dividend reinvestment feature of the Program through their broker, bank or other nominee, if the broker, bank or other nominee provides this service. Non-registered Shareholders who wish to participate in the dividend reinvestment feature should contact their broker, bank or other nominee for information. Non-registered Shareholders may not participate in the optional cash investment feature. As a result, Non-registered Shareholders who wish to participate in the optional cash investment feature of the Program must become Registered Shareholders. For further instructions on how to become a Registered Shareholder, please see Question 7.
     Unitholders. Holders of Units of CRLP, our operating partnership (“Units”), may participate in all features of the Program. Unitholders may invest all or a portion of the cash distribution paid on their Units to purchase Common Shares. Unitholders may also make optional cash investments (minimum of $25, monthly maximum of $7,500). For further instructions on how Unitholders may participate in the Program, please see Question 34.
Features of the Program
•	Investments may be eligible for a discount (other than in connection with initial investments to begin participation in the Program), which may be changed, reduced or discontinued at any time, without prior notification, by Colonial Properties. As of the date of this prospectus, Colonial Properties is offering a discount only with respect to the purchase of Common Shares made directly from Colonial Properties for the reinvestment of dividends. Colonial Properties reserves the right to change, reduce or discontinue any discount at any time without notice. Any Waiver Discount will be announced as described in Question 13A below.

•	New Investors may make their initial investment ($200 minimum) in Common Shares through the Program.

•	You may automatically reinvest all or part of your cash dividends paid on your Common Shares to purchase additional Common Shares.

•	You do not need to reinvest your dividends to participate. Dividends not reinvested can be paid to you by check or electronic deposit to your U.S. bank account.

•	Optional cash investments ($25 minimum, $7,500 maximum) are processed monthly.

•	For safekeeping purposes, share certificates can be converted into Book-Entry shares, which will be credited to your account at no cost to you.

v

•	Your whole and fractional Common Shares are credited to your account in safe and convenient Book-Entry form. However, you may request share certificates free of charge.

•	You may sell your Common Shares by instructing Computershare either by telephone or in writing, or through the Internet. Sales requests are processed daily.

•	You may easily transfer Common Shares or make gifts of Common Shares at no cost.

•	You may make account inquiries by telephone, in writing, and/or via the Internet.
Fees and Brokerage Commissions
•	Colonial Properties pays all costs of purchasing Common Shares with initial investments, dividend reinvestments and optional cash investments if original issue or treasury shares are purchased from Colonial Properties. Colonial Properties also pays for the annual maintenance cost of your account. However, should Computershare purchase shares in the open market, participants may be required to pay a brokerage commission (currently at $0.03 per share). We may, in our sole discretion, decide to pay the brokerage commission for shares purchased in the open market on behalf of participants.

•	You will be charged a service fee (currently $15.00 per transaction) and a brokerage commission (currently $0.12 per share), on the sale of Common Shares through the Program.

•	Returned checks or failed automatic deduction transactions will result in a charge of $25.00 to the participant.

•	You may be charged $5.00 per year (not to exceed $25.00) for a duplicate Program statement older than two calendar years.

QUESTIONS AND ANSWERS
     The following is a question and answer format explanation of the Program which provides the terms and conditions of the Program.
Purpose
1.	What is the purpose of the Program?
     The purpose of the Program is to provide eligible holders of Common Shares and other interested investors, with a simple, convenient and economical way to make or increase investments in our Common Shares. At the time of this prospectus, participants may not invest at a discount from the prevailing market price. The Program is intended to benefit long-term investors who wish to acquire Common Shares and/or increase their investment in Colonial Properties. The Program may also assist us in raising funds for general business purposes, to the extent that Common Shares are purchased from us rather than in the open market.
Advantages and Disadvantages
2.	What are the advantages of the Program?
     The advantages of the Program are as follows:
•	Direct Purchase of Initial Shares: New Investors may enroll in the Program by making an initial investment in Common Shares of at least $200, but not more than $7,500.

•	Reinvestment of Dividends: Participants may purchase additional Common Shares automatically by reinvesting all or a portion of their cash dividends. Dividend payments not reinvested will be paid by check or, upon request, by direct deposit to an account at a U.S. bank or financial institution.

•	Direct Purchase of Additional Shares through Optional Cash Investments: Participants may purchase additional Common Shares by making optional cash investments by check, one-time online bank debit or automatic monthly electronic transfer in amounts of at least $25 per investment, with a maximum allowable investment of $7,500 per month.

•	Fractional Shares: All cash dividends or distributions paid on a participant’s Common Shares and all cash investments made by a participant are fully invested in additional Common Shares because the Program permits fractional share interests to be credited to Program accounts. In addition, dividends will be paid on, and may be reinvested with respect to, such fractional share interests.

•	Discount: The purchase price per Common Share purchased for participants in the Program may reflect a discount (as described in Question 16, or Question 13A with respect to Waiver Purchases). As of the date of this prospectus, Colonial Properties is offering a discount only with respect to the purchase of Common Shares made directly from Colonial Properties for the reinvestment of dividends. Colonial Properties reserves the right to change, reduce or discontinue any discount at any time without notice. Any Waiver Discount will be announced as described in Question 13A below.

•	Certificate Safekeeping: The Program offers a “safekeeping” service free of charge, whereby Registered Shareholders may deposit their share certificates with Computershare and have their certificated shares credited to their accounts. This feature prevents share certificate loss, theft or destruction. Since deposited shares become Book-Entry shares, they may be transferred or sold through the Program in a convenient and economical manner.

•	Reduced Fees: Fees charged to participants are usually less than if the individual investor purchased or sold shares outside of the Program through a broker.

•	Certificates/Transfer of Shares: Participants may request the issuance of share certificates or transfer to another participant all or a portion of their Program shares free of charge. Share certificates will only be issued in whole share amounts.

•	Sales of Shares: Participants may request the sale of a portion or all of their Program shares.

•	Simplified Recordkeeping: Participants are furnished an acknowledgment after each purchase or sale, quarterly statements and cumulative year-end statements of their accounts, providing a simplified method of recordkeeping.

3.	What are the Disadvantages of the Program?
     The disadvantages of the Program are as follows:
•	No Interest Paid on Funds Pending Investment: No interest is paid on dividends or optional cash investments held by Computershare pending reinvestment or investment.

•	Purchase/Sale Price Determination: Participants have no control over the share price or the timing of the purchase or sale of Program shares. Participants cannot designate a specific price or a specific date at which to purchase or sell Common Shares or the selection of a broker/dealer through or from whom purchases or sales are made. In addition, participants will not know the exact number of shares purchased until after the investment date, Dividend Reinvestment Date, Cash Investment Date or Waiver Investment Date, as applicable.

•	Reinvested Dividends and Other Amounts may be Treated as Dividends for Tax Purposes: Participants who reinvest dividends paid on Common Shares will be treated for federal income tax purposes as having received a dividend but will not receive cash to pay any tax payment that may be owed on that dividend. In addition, in some cases the Shareholder will be treated as having received an additional distribution attributable to any Program Discount or Waiver Discount that may be offered or any brokerage commission that may be paid by the Company.

•	Purchase Price may be Higher than Market Price: Common Shares will be purchased either directly from Colonial Properties as shares held in our treasury or as newly issued shares, or in the open market, or a combination of the foregoing. Common Shares purchased directly from us under the Program are based on a formula described under Question 16 (or Question 13 for Waiver Purchases). As a result of this formula, the purchase price under the Program may exceed the open market price on the date of purchase. You cannot choose the source of your shares purchased since this is entirely at our discretion.
Program Administration
4.	Who administers the Program?
     Computershare has been appointed as our transfer agent to administer the Program.
     Computershare’s responsibilities include:
•	Determining the timing and the making of purchases and sales of Common Shares.

•	Crediting participants’ accounts with Common Shares acquired under the Program.

•	Maintaining account records and sending statements of account activity to participants.
5.	Who should I contact with questions regarding the Program and its administration?
     You may contact Computershare by writing to:
Computershare
P.O. Box 43078
Providence, RI 02940-3078
     Please include “Colonial Properties” on all correspondence and provide your account number.
     You may also contact Computershare at one of the following telephone numbers:
•	Shareholder customer service, including sale of shares: 1-866-897-1807 (within the U.S. and Canada) and 1-781-575-2879 (outside the U.S. and Canada). Service Associates are available weekdays from 9:00 a.m. to 5:00 p.m., Eastern time. Computershare’s Telephone Auto-Response System is also available 24 hours a day, 7 days a week.

•	New Investor requesting Program material: 1-866-897-1807 (available weekdays from 9:00 a.m. to 5:00 p.m., Eastern time).

•	TDD: 1-800-952-9245 (within the U.S. and Canada) and 1-781-575-2518 (outside the U.S. and Canada). A telecommunications device for the hearing impaired is available).
     You may also contact Computershare via the Internet. Computershare’s Internet address is www.computershare.com. Messages sent via the Internet will be responded to promptly. At Computershare’s web site, you can access your share balance, sell shares, request a share certificate, and obtain online forms and other information about your account. To get access to your account, you will require a password which will be sent to you by mail, or you can request your password by calling 1-866-897-1807 or 1-781-575-2879.
Eligibility
6.	Am I eligible to participate in the Program?
     Any person or entity is eligible to participate in the Program, whether or not you currently own our Common Shares. However, shareholders who reside in jurisdictions in which it is unlawful for us to permit their participation are not eligible to participate in the Program. We also may exclude shareholders who reside in jurisdictions that require registration of the Common Shares or of our officers, trustees or employees as agents in connection with sales pursuant to the Program. Shareholders who are residents of a foreign country should make sure that participation would not violate any laws in the country in which they reside. Purchases under the Program also are subject to the restrictions on share ownership set forth in our Declaration of Trust, which generally prohibits persons from owning (directly or by attribution) more than 5% of our outstanding Common Shares.
     To the extent required by law, in certain jurisdictions, Common Shares offered through the Program will be offered through a registered broker/dealer to persons who are not currently Colonial Properties shareholders.
     We reserve the right to modify, suspend or terminate participation in the Program by any participant in order to eliminate practices which are, in our sole discretion, not consistent with the purposes or operation of the Program or which adversely affect the price of our Common Shares.
Enrollment Procedure
7.	How do I become a Program participant?
     New Investors. If you do not currently own our Common Shares, you may enroll in the Program by making an initial investment in Common Shares with a minimum of $200. This initial investment will enable you to participate in both the optional cash investment feature and the dividend reinvestment feature of the Program at the next Cash Investment Date or Dividend Reinvestment Date. No discount will be offered on initial purchases by New Investors and the purchase price for initial purchases is described in Question 16.
     New Investors may enroll through the Internet at www.computershare.com by following the instructions provided. You may fund your initial investment with a one-time online bank debit (minimum $200) from your account at a U.S. bank or financial institution, or you may authorize automatic monthly deductions of at least $25 which need to continue until the $200 minimum initial investment is reached.
     Alternatively, New Investors may make their initial investment by completing an Initial Enrollment Form and mailing it with a check, made payable to “Computershare-Colonial Properties,” for at least $200 but not greater than $7,500. PLEASE DO NOT SEND CASH. You can obtain an Initial Enrollment Form by calling or writing to Computershare, or through the Internet at www.computershare.com. In lieu of sending a check, you may also authorize automatic monthly deductions of $25 per transaction from a checking or savings account at a U.S. bank or financial institution in order to reach the minimum investment of $200. A Direct Deposit Authorization Form is included with the Initial Enrollment Form. Automatic deductions will continue until such time as the New Investor notifies Computershare to stop making automatic deductions. You must notify Computershare by telephone or in writing, or by accessing your account at www.computershare.com, at least seven business days prior to the Cash Investment Date (described under Question 15 ) for any termination of such deductions to be effective.
     Registered Shareholders. If you own Common Shares that are registered in your name (not the name of a broker or bank), you can enroll in the Program by completing and returning an Enrollment Form to Computershare or by accessing your account at www.computershare.com. You may obtain additional Enrollment Forms at any time upon request to Computershare. If Common Shares are registered in more than one name (e.g., joint tenants or trustees), all Registered Shareholders must sign the Enrollment Form exactly as their names appear on the account registration.
     As a Registered Shareholder, there are several ways in which you may hold your Common Shares:

•	Share Certificate. You may hold share certificates in your name. If you hold share certificates in your name you can enroll in the Program and you may use any or all of the services of the Program, such as the dividend reinvestment and optional cash investment features.

•	Book-Entry Shares. You may have a Book-Entry account established in your name at Computershare through the Direct Registration System and have your Common Shares credited to your account, as Book-Entry shares. If you hold shares in your name in Book-Entry form you may use any or all of the services of the Program.
     Non-registered Shareholders. If you are a Non-registered Shareholder you may arrange to have your broker or bank participate in the Program on your behalf. In this case, your participation may be on terms and conditions which differ from the terms and conditions set forth in this Program and you will be limited to the dividend reinvestment feature of the Program only. Computershare will not have a record of your transactions or your account since they will remain under the name of your broker or bank.
     To participate in the optional cash investment feature of the Program you must become a Registered Shareholder. You can become a Registered Shareholder by instructing your broker or bank to re-register some or all of your Common Shares into your name through the Direct Registration System. This is an electronic transfer of your shares from your broker’s name into your name. This will establish a Book-Entry account in your name at Computershare and you can then commence using any or all of the Program services. Or, you can instruct your broker or bank to deliver to you a physical share certificate in your name and then deposit the certificate in a Book-Entry account maintained by Computershare. Once you receive your share certificate in your name, you can enroll in the Program and you may begin to use all of the services of the Program.
8.	When may I enroll in the Program?
     An eligible shareholder or other interested investor may enroll in the Program at any time. Once an enrollment form is received by Computershare, a participant will remain enrolled in the Program until such participant discontinues participation or until the Program is terminated.
Dividend Reinvestment Options
9.	What dividend reinvestment options are available under the Program?
     The following options are available to you under the Program for dividend reinvestments. If you do not make an election on the Enrollment Form or the Initial Enrollment Form, you will automatically have all of your dividends fully reinvested.
     Full Dividend Reinvestment. You can opt to have all of your cash dividends on all of your Common Shares automatically reinvested to purchase additional Common Shares.
     Partial Dividend Reinvestment. You may choose to receive your dividends in cash on a specified number of Common Shares and automatically have the cash dividends on the remainder of your Common Shares reinvested to purchase additional Common Shares. If you elect to have partial dividend reinvestment, you must designate the number of shares for which you choose to receive your dividends in cash in a whole number. Cash dividends are sent to you by check or, upon request, deposited electronically into your account at a U.S. bank or financial institution.
     All Cash (No Dividend Reinvestment). You may choose to receive all of your cash dividends as a cash payment. Cash dividends are sent to you by check, or upon request, are deposited electronically into your account at a U.S. bank or financial institution. For more information on the electronic deposit of dividends, please refer to Question 10, or contact Computershare.
Direct Deposit of Dividends
10.	Can my cash dividends be deposited directly to my U.S. bank account?
     Yes, you may elect to have any cash dividends which are not reinvested paid by electronic funds transfer to your account at a U.S. bank or financial institution. To do this, you must first complete and return a Direct Deposit Authorization Form to Computershare along with a copy of a voided blank check or savings account deposit slip. This form is not included with your Program materials and must be specifically requested from Computershare at 1-866-897-1807.

Optional Cash Investments
11.	How do I make optional cash investments to purchase Common Shares?
     Once you have enrolled in the Program, you may make optional cash investments by choosing among the following options:
•	Check Investment. You may make additional cash investments to purchase Common Shares by sending a check (minimum $25, maximum $7,500 per month) to Computershare. The check must be made payable to “Computershare- Colonial Properties” in U.S. dollars and drawn on a U.S. bank. If you are not in the U.S., contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, Computershare is unable to accept checks clearing through non-U.S. funds. Computershare will not accept cash, traveler’s checks, money orders, or third party checks. All checks should be sent to Computershare at the address listed on the tear-off form attached to each account statement you receive, or with your Enrollment Form or Initial Enrollment Form.

•	One-Time Online Bank Debit. As an alternative to sending checks for additional cash investments, you may authorize one-time online bank debits (minimum $25, maximum $7,500 per month) from your account at a U.S. bank or financial institution. You should refer to your online confirmation for your account debit date and Cash Investment Date.

•	Automatic Monthly Investment from a Bank Account. If you wish to purchase Common Shares on a regular, recurring basis with additional cash investments, you may elect to have funds automatically withdrawn each month from your checking or savings account at a U.S. bank or financial institution. You may elect the automatic deduction option by completing and signing a Direct Debit Authorization Form and returning this form to Computershare, together with a voided blank check or savings account deposit slip for the bank account from which the funds are to be withdrawn. Direct Debit Authorization Forms are also available through Computershare and at www.computershare.com. Your Direct Debit Authorization Form will be processed and will become effective as promptly as practicable. However, you should allow four to six weeks for the first investment to be initiated using this automatic deduction feature. Once automatic monthly deductions begin, funds will be withdrawn from your bank account on the ninth day of each month (or the next banking business day if the ninth is not a banking business day). You may also commence, change or discontinue automatic deductions by accessing your account online at www.computershare.com, or by calling or writing to Computershare, or sending a new Direct Debit Authorization Form to Computershare.
     Timing. Optional cash investments must be received by Computershare no later than two business days prior to the Cash Investment Date. Late payments will be invested on the next Cash Investment Date. No interest will be paid on funds held by Computershare pending investment.
     Upon request received by Computershare at least two business days prior to the Cash Investment Date on which a participant’s optional cash investment would otherwise be invested, optional cash investments will be returned to the participant. Optional cash investments will be returned without interest.
     There is no obligation to use, nor any penalty for not using, the optional cash investment feature of the Program. When investing by check or by one-time online bank debit, you do not need to invest the same amount each time and you are under no obligation to make optional cash investments in any month or at any particular time.
     Brokers or bank nominees participating on behalf of Non-registered Shareholders may only use the dividend reinvestment feature of the Program and cannot use the optional cash investment feature. If a Non-registered Shareholder wishes to participate in the optional cash investment feature of the Program, he or she must first become a Registered Shareholder or make an initial investment to enroll directly in the Program.
12.	What are the minimum and maximum amounts for optional cash investments?
     In addition to increasing your holdings of Common Shares through the reinvestment of dividends, you may make optional cash investments in Common Shares monthly, on the Cash Investment Date. Your optional cash investments by check, one-time online bank debit or automatic monthly deductions must be at least $25. Optional cash investments are limited to $7,500 per month. This maximum applies in the aggregate for all accounts listed for a particular shareholder. Accounts are aggregated according to social security or taxpayer identification number. We may also aggregate Program accounts that we believe to be under common control or management or to have common ultimate beneficial ownership. Shareholders who wish to invest more than the maximum must apply for a waiver by following procedures described in Question 13. In the event an investment is made in excess of $7,500 per month without a waiver request approved by us, the amount in excess of $7,500 will be returned, without interest, as promptly as practicable.

     If you are not a Registered Shareholder and are a first time investor in the Program, your initial investment must be for at least $200 and cannot exceed $7,500. See Question 7 regarding enrollment procedures for New Investors.
13.	How do I make an optional cash investment over the maximum monthly amount?
     Program participants who wish to make optional cash investments in excess of the $7,500 per month limit must obtain our prior approval by submitting a Waiver Request Form. Purchases made pursuant to a request for a waiver may be made only by wire transfer unless approved by Colonial Properties at the time of the waiver application. Waiver Request Forms are available in the Investors, Dividend Information, Direct Investment Program section of Colonial Properties’ website. Once completed, you should return the Waiver Request Form (via facsimile, at the number provided on the Waiver Request Form) to Colonial Properties Trust, Attention Investor Relations, by 2:00 p.m. Eastern Time on the day that is four business days before the first day of the applicable pricing period. If we approve your request, we will send a written waiver to you via return facsimile no later than two business days prior to the first day of the applicable pricing period. We will also submit a signed copy of the Waiver Request Form to Computershare via fax. Computershare must receive your optional cash investment in immediately available funds no later than 2:00 p.m. Eastern Time on the last business day immediately preceding the applicable pricing period. Once Computershare has received your cash investment, your investment decision is irrevocable.
     We have sole discretion to grant any request for waiver for optional cash investments in excess of $7,500. We may grant the requests for waiver in order of receipt or by any other method that we determine to be appropriate. We also may determine the amount that you may invest pursuant to a waiver. In deciding whether to approve your Waiver Request Form, we may consider among other things, the following factors:
•	whether, at the time of the request, Computershare is acquiring Common Shares for the Program directly from us or in the open market or in privately negotiated transaction with third parties;

•	our need for additional funds;

•	our desire to obtain the additional funds through the sale of Common Shares as compared to other sources of funds;

•	the purchase price likely to apply to any sale of Common Shares;

•	the extent and nature of your prior participation in the Program;

•	the number of Common Shares you hold as a Registered Shareholder or Non-registered Shareholder; and

•	the total amount of optional cash investments in excess of $7,500 for which Waiver Request Forms have been submitted.
     Computershare will apply all optional cash investments made pursuant to waiver requests that are approved by Colonial Properties and that are received by Computershare on or before 2:00 p.m. Eastern Time on the last business day preceding the first day of the relevant pricing period to the purchase of shares of Common Shares on the following Waiver Investment Date. All such optional cash investments received after 2:00 p.m. Eastern Time on the last business immediately preceding the first day of the relevant pricing period will be returned without interest.
13A. How is the Waiver Purchase Price Determined?
     We refer to the price per Common Share purchased from Colonial Properties pursuant to an approved waiver as the “Waiver Purchase Price” and the date on which such purchases are made as the “Waiver Investment Date.”
     Pricing Period. If Colonial Properties does not establish a threshold price or activate the optional pricing period extension feature, the Waiver Purchase Price will be equal to the higher of (i) the average of the high and low sales prices of Common Shares as reported on the NYSE for each of the ten Trading Days immediately preceding the applicable Waiver Investment Date, less any applicable Waiver Discount, or (ii) the average of the high and low sales prices of the Common Shares as reported on the NYSE on the applicable Waiver Investment Date, less any applicable Waiver Discount. If there are no sales of Common Shares on one or more of the ten Trading Days prior to the Waiver Investment Date, the average will be based on the high and low sales prices on those days within the ten Trading Day period on which the Common Shares do trade unless Colonial Properties activates the optional pricing period extension feature. The Waiver Investment Date will be the same as the Cash Investment Date (as defined in Question 15) unless Colonial Properties activates the optional pricing period extension feature, in which case the Waiver Investment Date will be the last day of the extended pricing period.

     Each month Colonial Properties may, in its sole discretion, establish a threshold price (described below under “Threshold Price”) or activate the optional pricing period extension feature (described below under “Optional Pricing Period Extension Feature”).
     We will notify you each month at 1-800-934-1517 by prerecorded message which will specify the Waiver Discount and whether we intend to establish a threshold price or activate the optional pricing period extension feature.
     Threshold Price. We may, in our sole discretion, establish for any pricing period a “threshold price” applicable to optional cash investments made pursuant to waiver requests.
     If established for any pricing period, the threshold price will be stated as a dollar amount that the average of the high and low sales prices of Common Shares as reported on the NYSE must equal or exceed on each Trading Day of the relevant pricing period. The threshold price is the minimum Waiver Purchase Price during the applicable pricing period. If the threshold price is not satisfied for a Trading Day in the pricing period or there are no trades of Common Shares reported by the NYSE for a Trading Day, then that Trading Day will be excluded from the pricing period, and all trading prices for that Trading Day will be excluded from the determination of the Waiver Purchase Price. For example, if the threshold price is not satisfied for two of the ten Trading Days in a pricing period, then unless we have activated the optional pricing period extension feature for the pricing period as described below under “Optional pricing period Extension Feature,” the Waiver Purchase Price will be equal to the higher of (i) the average of the high and low sales prices of Common Shares as reported on the NYSE for each of the eight Trading Days on which the threshold price was satisfied, less any applicable Waiver Discount, or (ii) the average of the high and low sales prices of Common Shares as reported on the NYSE on the applicable Waiver Investment Date, less any applicable Waiver Discount.
     If we establish a threshold price and do not elect to activate the optional pricing period extension feature as described below under “Optional pricing period Extension Feature,” a portion of each optional cash investment made pursuant to a waiver request will be returned for each Trading Day during a pricing period on which the threshold price is not satisfied and for each Trading Day on which no trades of Common Shares are reported on NYSE. The returned amount will equal the total amount of the optional cash investment multiplied by a fraction, the numerator of which is the number of Trading Days that the threshold price is not satisfied or trades of our Common Shares are not reported on NYSE and the denominator of which is the number of Trading Days in the pricing period. For example, if the threshold price is not satisfied or if no sales are reported for one of ten Trading Days in a pricing period, one-tenth of the optional cash investment will be returned. All such funds will be returned as soon as reasonably practicable after the pricing period without interest.
     At least four to five business days before the first day of the applicable pricing period, we will determine whether to establish a threshold price and, if a threshold price is established, we will establish its amount and notify Computershare. We will make that determination, in our sole discretion, after a review of current market conditions, the level of participation in the Program and our current and projected capital needs.
     The establishment of the threshold price and the possible return of a portion of the investment, in the event that a threshold price is not satisfied, apply only to optional cash investments made pursuant to waiver requests. Setting a threshold price for a particular pricing period will not affect the setting of a threshold price for any subsequent pricing period. We may waive our right to set a threshold price for any pricing period. Neither we nor Computershare will be required to provide any written notice of the threshold price for any pricing period.
     Optional pricing period Extension Feature. For any given pricing period we may elect to activate, for that pricing period, the pricing period extension feature which will provide that the initial pricing period will be extended by the number of days during the applicable pricing period on which the threshold price is not satisfied, or on which there are no trades of Common Shares reported by the NYSE, subject to a maximum of five days. If the threshold price is satisfied for any additional day that has been added to the initial pricing period, then, for purposes of determining the Waiver Purchase Price, that day will be included as one of the Trading Days for the pricing period in lieu of the day on which the threshold price was not met or trades of Common Shares were not reported. For example, if the determined pricing period is ten consecutive Trading Days, and the threshold price is not satisfied for three out of those ten days in the pricing period, and we had previously announced at the time of the waiver request acceptance that the optional pricing period extension feature was activated, then the pricing period will automatically be extended, and if the threshold price is satisfied on the next three Trading Days, then those three days will be included in the pricing period in lieu of the three days on which the threshold price was not met. As a result, the Waiver Purchase Price will be equal to the higher of (1) the average of the high and low sales prices of Common Share as reported on the NYSE on each of the Trading Days of the initial and extended pricing period on which the threshold price was satisfied, less any applicable Waiver Discount, or (ii) the average of the high and low sales prices of Common Shares as reported on the NYSE on the applicable Waiver Investment Date, which will be the last day of the extended pricing period, less any applicable Waiver Discount. If the pricing period extension feature is activated, all of the optional cash investment will be invested (rather than 30% being returned to the participant in the event we established a threshold price and did not elect to activate optional pricing extension feature).

At least four to five business days before the first day of the applicable pricing period, we will determine whether to activate the pricing period extension feature and, if the pricing period extension feature is activated, we will notify Computershare.
     Waiver Discount. We may, in our sole discretion, establish a “Waiver Discount” of 0% to 3%. The Waiver Discount for a month may differ from the discount for optional cash investments that do not exceed $7,500 in the same month. The Waiver Discount may also vary from month to month, but will apply uniformly to all optional cash investments made pursuant to waiver requests with respect to a particular month.
     We will determine, in our sole discretion, whether to establish a Waiver Discount after a review of current market conditions, the level of participation and our current and projected capital needs. At least four to five business days before the first day of the applicable pricing period, we will determine whether to establish a Waiver Discount and, if a Waiver Discount is established, we will establish its amount and notify Computershare. Neither we nor Computershare will be required to provide any written notice of the Waiver Discount, if any, for any pricing period.
     You may ascertain the Waiver Discount and whether we intend to establish a threshold price or activate the optional pricing period extension feature for any given pricing period by telephoning us at the number to be provided on the Investors, Dividend Information, Direct Investment Program section of our website at any time after 9:00 a.m. Eastern Time four to five business days before the first day of the relevant pricing period.
Common Share Purchases
14.	What are the sources of Common Shares purchased under the Program?
     Common Shares will be purchased either directly from Colonial Properties as shares held in our treasury or as newly issued shares, or in the open market, or a combination of the foregoing. You cannot choose the source of your shares purchased since this is entirely at our discretion.
     Shares purchased in the open market may be made on any stock exchange where our Common Shares are traded or by negotiated transactions on terms that Computershare may reasonably determine. Should Computershare purchase shares in the open market, participants may be required, in the sole discretion of Colonial Properties, to pay a brokerage commission (currently at $0.03 per share).
     At present, Common Shares purchased pursuant to an approved waiver request will only be purchased directly from Colonial Properties as shares held in our treasury or as newly issued shares. However, we reserve the right to purchase such Common Shares on the open market.
     Neither Colonial Properties nor any participant will have any authority or power to direct the date, time, or price at which Common Shares may be purchased, or the selection of a broker or dealer through or from whom purchases are made.
     We may change the source of Common Shares to be purchased under the Program without providing you notice that we are doing so. However, we shall make every effort to notify you, by posting on our website prior to each Cash Investment Date, whether shares will be purchased from us or in the open market.
15.	When will shares be purchased under the Program?
     General. Direct purchases from Colonial Properties of treasury shares or authorized but unissued Common Shares will normally be made on a monthly basis on the relevant investment date. Purchases in the open market will begin on the investment date and will be completed no later than 30 days (for reinvested dividends) or 35 days (for optional cash investments) from such date, except where completion at a later date is necessary or advisable under any applicable federal securities law.
     Cash Investments. If Computershare purchases shares directly from Colonial Properties, Computershare will normally invest any initial and optional cash investments for the purchase of Common Shares on the “Cash Investment Date” in each month. For months in which a dividend is paid, the Cash Investment Date will be the same as the Dividend Reinvestment Date (unless otherwise specified by the Company). In months in which a dividend is not paid, the Cash Investment Date will be the 15th day of each month, or the next Trading Day if the 15th day is not a Trading Day. A Trading Day is a day on which the New York Stock Exchange is open for trading. If Common Shares are to be purchased in the open market, Computershare will make such purchases as soon as possible beginning on the applicable Cash Investment Date, and in any case within 35 days after that date. To be invested on an upcoming Cash Investment Date, optional cash investments must be received by Computershare no later than two business days prior to that Cash Investment Date. Late payments will be invested on the next subsequent Cash Investment Date.

     Dividend Reinvestments. If Computershare purchases Common Shares directly from Colonial Properties, dividends will be invested on the Dividend Reinvestment Date in the months in which dividends are paid. The Dividend Reinvestment Date will be the dividend payment date, unless the dividend payment date is not a day on which the NYSE is open for trading, in which case the Dividend Reinvestment Date will be the next Trading Day. If Computershare purchases Common Shares in the open market, Computershare will make such purchases beginning on or after the dividend payment date, and in any case within 30 days after such date.
     For an election to reinvest dividends under the Program to be effective with respect to a particular dividend, Computershare must receive your Enrollment Form requesting reinvestment of dividends on or before the record date established for a particular dividend. If Computershare receives your Enrollment Form requesting reinvestment of dividends after the record date established for a particular dividend or distribution, you may be paid the dividend or distribution in cash and your reinvestment of dividends may begin on the next dividend payment date.
     Cash Investments Through Approved Waiver Requests. If, for any given pricing period, Colonial Properties does not activate the pricing period extension feature, the Waiver Investment Date will be the same as the Cash Investment Date. If Colonial Properties activates the pricing period extension feature and if the threshold price is not satisfied or no trades occur on any one or more of the Trading Days in the initial pricing period, the Waiver Investment Date will be the last day of the extended pricing period .
16.	How is the purchase price of the Common Shares determined?
     Optional Cash Investments and Dividend Reinvestments. The purchase price of Common Shares purchased directly from Colonial Properties, as treasury shares or original issue shares, will be equal to the higher of (i) the average of the high and low sales prices of the Common Shares as reported on the NYSE for each of the ten Trading Days immediately preceding the applicable Cash Investment Date or Dividend Reinvestment Date, less any applicable Program Discount, or (ii) the average of the high and low sales prices of the Common Shares as reported on the NYSE on the applicable Cash Investment Date or Dividend Reinvestment Date, less any applicable Program Discount. If there are no sales of Common Shares on one or more of the ten Trading Days prior to the date of purchase, the average will be based on the high and low sale prices on those days within the ten Trading Day period on which the Common Shares do trade.
     The purchase price of Common Shares purchased in the open market will be equal to the weighted average purchase price of all shares purchased by Computershare for the applicable Cash Investment Date or Dividend Reinvestment Date, less any applicable Discount. The price may be adjusted to include brokerage commissions (currently at $0.03 per share). Open market purchases are expected to be made through Computershare.
     As of the date of this prospectus, Colonial Properties is offering a discount only with respect to the purchase of Common Shares made directly from Colonial Properties for the reinvestment of cash dividends. Colonial Properties reserves the right to change, reduce or discontinue any discount at any time without notice.
     We could, at any time, change, reduce or eliminate the Program Discount without prior notice to participants for any reason, including our belief that participants were engaging in positioning and other transactions with the intent to purchase Common Shares under the Program and then immediately resell such Common Shares in order to capture the discount. Any participants who engage in such positioning or other transactions may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, as amended.
     Initial Investments. The price per Common Share purchased directly from Colonial Properties as treasury shares or original issue shares by a New Investor in order to become a participant in the Program will be equal to the higher of (i) the average of the high and low sales prices of the Common Shares as reported on the NYSE for each of the ten Trading Days immediately preceding the applicable Cash Investment Date, or (ii) the average of the high and low sales prices of the Common Shares as reported in the NYSE on the applicable Cash Investment Date. If there are no sales of Common Shares on one or more of the ten Trading Days prior to the date of purchase, the average will be based on the high and low sale prices on those days within the ten Trading Day period on which the Common Shares do trade.
     The purchase price of Common Shares purchased in the open market for the account of a New Investor in order to become a participant in the Program, at the time of this prospectus, will be equal to the weighted average purchase price of all shares purchased by Computershare for the applicable Cash Investment Date. The price may be adjusted to include brokerage commissions (currently at $0.03 per share). Open market purchases are expected to be made through Computershare.
     New Investors will not receive any discount with respect to an initial purchase of Common Shares.
     You cannot request a specific purchase price, date, quantity, and/or purchase by a specific broker.

     Cash Investments through approved Waiver Requests. See Question 13 regarding the price per Common Share purchased with an optional cash investment in excess of the maximum monthly amount.
17.	How many Common Shares will be purchased for me?
     The number of shares purchased for you will be equal to the amount of your optional cash investments, or any dividends available for reinvestment, or the initial investment divided by the purchase price (including any brokerage commissions) of the shares. Your account will be credited with the number of Common Shares purchased, including fractional shares.
18.	Will I be paid interest on any amounts pending the actual investment date?
     No. Interest will not be paid on amounts received by Computershare pending investment.
Share Certificates and Safekeeping
19.	How can I hold my Common Shares?
     There are several options in which you may elect to hold your Common Shares:
     Shares Purchased Through the Program
•	Book-Entry Shares. Common Shares purchased through the Program will be credited to your account, as Book-Entry shares, by Computershare on your behalf.

•	Share Certificates. You may request Computershare to withdraw shares from your account and to issue them in certificate form. (See Question 21 for information on how to receive a share certificate).
     Shares Transferred to Your Name
•	Book-Entry Shares. If you are a Non-registered Shareholder you may instruct your broker or bank to re-register or electronically transfer some or all of your Common Shares into your name through the Direct Registration System. This will establish a Book-Entry account in your name at Computershare and you can then commence using any or all of the Program services. (See Question 7 for information regarding participation by Non-registered Shareholders)

•	Share Certificates. If you are a Non-registered Shareholder you may instruct your broker or bank to deliver to you a physical share certificate in your name and then deposit the certificate in a Book-Entry account maintained by Computershare

•	(see Question 22 for information regarding depositing your share certificate into a Book-Entry account). Once you receive your share certificate in your name, you can enroll in the Program and you may begin to use all of the services of the Program, such as the dividend reinvestment and optional cash investment features.
20.	Will I be issued share certificates for Common Shares purchased through the Program?
     No. Common Shares purchased through the Program will not be issued to you in share certificate form, but will be credited to your account, as Book-Entry shares, by Computershare on your behalf. The number of Common Shares credited to your account will be shown on your account statement. However, share certificates will be issued to any participant upon request to Computershare .
21.	How may I receive a share certificate?
     You may obtain a share certificate at no cost for some or all of the whole shares credited to your account at any time by simply requesting Computershare to withdraw shares from your account and to issue them in share certificate form. You may make such a request by:
•	Accessing your account through the Internet at Computershare’s website at www.computershare.com;

•	Calling Computershare at 1-866-897-1807;

•	Using the tear-off form attached to the account statement; or

•	Sending written notice specifying the number of whole shares to be withdrawn.
     Share certificates will be issued to you and registered in your name. Share certificates are normally issued to participants within five business days after receipt of a request. No share certificates will be issued for a fractional Common Share. If you request a share certificate for all shares credited to your account, a share certificate will be issued for the whole shares and a cash payment will be made for any remaining fractional share. That cash payment will be based upon the then-current market price of the Common Shares, less any service fee, any applicable brokerage commissions, and any other costs of sale.
     Withdrawing a portion of your shares from your account into share certificate form does not affect your dividend reinvestment option. For example, if you authorized the full dividend reinvestment option, cash dividends, with respect to shares withdrawn from your account in share certificate form, will continue to be reinvested.
22.	May I add my Common Shares held in share certificate form to my account with Computershare for safekeeping purposes?
     Yes. You may deposit any Colonial Properties Common Share certificate(s) in your possession and registered in your name with Computershare for credit to your account at any time. We will pay all fees for this service.
     To deposit your shares certificate(s), you should send the certificate(s) to Computershare, at the address listed under Question 5, by registered or certified mail, return receipt requested, or some other form of traceable mail, and properly insured. The insured amount represents the approximate cost to you of replacing share certificates if they are lost in transit to Computershare. You should not sign the certificate(s) or complete the assignment section. Computershare will promptly send you a statement confirming each share certificate deposited.
     When submitting certificate(s) for deposit into your Program account, be sure to include a written request to have the certificate(s) deposited. The number of Common Shares represented by the certificate(s) that you deposit will be credited in Book-Entry form to your Program account. The advantages of holding shares in Book-Entry form in the Program are protection against certificate loss, theft, and damage.
Sale of Shares
23.	How can I sell Program shares?
     To sell any shares that you hold in share certificate form through the Program, the shares must first be converted into Book-Entry shares and credited to your account with Computershare.
     You can sell any of the shares credited to your account with Computershare by calling Computershare at 1-866-897-1807, accessing your account via the Internet at www.computershare.com, by writing to Computershare, or by completing and submitting the tear-off portion of your account statement. The instruction to sell must specify the number of shares to be sold (not a dollar amount to be raised) and, in the case of a request to sell submitted on behalf of a participant who has died or is an adjudicated incompetent, must be accompanied by certified evidence of the representative’s authority to request a sale of the participant’s shares. A participant may not direct the date on which or the price at which shares credited to such participant’s account may be sold.
     Within five Trading Days following receipt of instructions to sell, the Common Shares credited to the participant’s account will be sold at the prevailing market price, and the proceeds of sale, less a service fee ($15.00 as of the date of this prospectus), any applicable brokerage commissions ($0.12 per share as of the date of this prospectus) and any other costs of sale will be remitted to the participant or the participant’s representative.
     All sale requests having an anticipated market value of $25,000.00 or more are expected to be submitted in written form.
24.	How is the sale price of Program shares determined?
     Sales requests received by Computershare will be processed promptly following receipt, and in no event later than five Trading Days after receipt (except where deferral is necessary under applicable federal or state laws or regulations). Computershare aggregates all requests to sell shares and then sells the total share amount in the open market. Sales will be made at the then-current market price of the Common Shares and Computershare will promptly mail you a check. The check will be for the cash proceeds of the sale, minus a service fee of $15.00, brokerage commissions of $0.12 per share and any other costs of sale. Computershare has full discretion in all matters related to the sale, including the time of sale and sales price and the selection of a broker. You cannot specify a price or a time at which to sell your Book-Entry shares.

     You should be aware that the Common Shares price may rise or fall during the period between a request for sale, its receipt by Computershare and the ultimate sale in the open market. Instructions sent to Computershare to sell shares are irrevocable and may not be rescinded.
Transfer of Shares
25.	Can I assign or transfer all or a part of my Program shares to another person?
     Yes. You may change ownership of all or part of your Program shares through a gift, sale or otherwise at any time. You may contact Computershare at 1-866-897-1807 for complete transfer instructions. Transfer of Ownership Forms and instructions are also available at www.computershare.com. You will be asked to send Computershare written transfer instructions to enact the transfer. Requests for transfer are subject to the same requirements as for the transfer of share certificates, including the requirement of a Medallion Signature Guarantee.
26.	If Program shares are transferred to another person, will Computershare issue a share certificate to the transferee?
     No. Transfers will be credited to an account in Book-Entry form. If you so request, a share certificate can be issued to the transferee. You should contact Computershare for full details on how to make the transfer.
     For Book-Entry transfers that involve the establishment of a new account, the completed Transfer of Ownership Form must be returned to Computershare, along with written instructions signed by the current participant, indicating the number of shares to be transferred to the transferee. The current participant’s signature must be guaranteed by a bank, broker or financial institution that is a member of the Medallion Signature Guarantee Program. The new shareholder must separately enroll in the Program, if desired. See Question 7, under Registered Shareholders, for procedures to enroll in the Program.
Option Changes and Discontinuation of Reinvestment
27.	How can I change my dividend reinvestment option or discontinue reinvesting my dividends?
     You may change dividend reinvestment options by calling Computershare directly at 1-866-897-1807, instructing Computershare in writing, through the Internet or by submitting to Computershare a new election on an Enrollment Form. To be effective for a specific dividend, any change must be received by Computershare on or before the record date for that dividend.
     You may discontinue reinvestment of cash dividends at any time by calling or writing Computershare or through the Internet. If Computershare receives your request to discontinue dividend reinvestment after the record date for a dividend, Computershare may either pay the dividend in cash or reinvest it under the Program on the Dividend Reinvestment Date on your behalf. After processing your request to discontinue dividend reinvestment, any shares credited to your account will continue to be held in Book-Entry form. Dividends on any shares credited in Book-Entry form and on any shares you hold in share certificate form will be paid in cash by check or by electronic funds transfer. To have dividends deposited directly to your U.S bank account, see Question 10.
Termination of Participation in the Program
28.	How and when may I terminate participation in the Program?
     You may terminate participation in the Program at any time by notifying Computershare. You can notify Computershare by accessing your account through the Internet, by calling 1-866-897-1807, by returning the tear-off form attached to your account statement or by writing to Computershare. To be effective for a specific dividend, your request to terminate must be received by Computershare on or before the record date for that dividend.
     If Computershare receives your notice of termination after the record date for a dividend, Computershare may either pay the dividend in cash or reinvest it under the Program on the Dividend Reinvestment Date on your behalf. If reinvested, Computershare may sell the shares purchased and send the proceeds to you, less any applicable service fee, brokerage commissions and other costs of sale.
     As soon as practicable following receipt of the notice of termination, Computershare will send you a certificate for the number of whole shares credited to your account, including any shares that you may have deposited with Computershare for safekeeping. Or, if you elect, you may continue to have your whole shares maintained in Book-Entry form in your account at Computershare, and you may request a certificate at any time thereafter.

     If you wish, Computershare will sell all or a portion of your shares and send you a check for the sale proceeds less a service fee ($15.00 as of the date of this prospectus), any applicable brokerage commissions ($0.12 per share as of the date of this prospectus) and any other costs of sale.
     In the event that your account contains a fractional share when you terminate your participation, you will receive a cash payment for the value of the fractional share. That cash payment will be based upon the then-current market price of the Common Shares, less any service fee, any applicable brokerage commissions, and any other costs of sale.
     Any optional cash investments received by Computershare prior to receipt of your request to terminate will be invested on the next Cash Investment Date unless you expressly request the return of your cash investment in your notice of termination and such request is received on or before the second business day before the next Cash Investment Date.
     After termination, dividends on your shares will be paid to you in cash unless and until you rejoin the Program, which you may do at any time by accessing your account online at www.computershare.com or by completing and returning a new Enrollment Form to Computershare.
Fees and Brokerage Commissions
29.	Are there any fees charged to me as a Program participant?
     Please refer to the tabular summary of Program fees and brokerage commissions that follows:
Summary of Fees and Brokerage Commissions

Transaction Type	Fees and Brokerage Commissions

Initial Investment
Sources of Shares
— Original Issue or Treasury	None
— Open Market	$0.03 per share (unless Colonial Properties, in its sole discretion, elects to pay the brokerage commission for shares purchased in the open market on behalf of participants)

Additional Cash Investment (by check, one-time online bank debit or automatic monthly deductions)
Sources of Shares
— Original Issue or Treasury	None
— Open Market	$0.03 per share (unless Colonial Properties, in its sole discretion, elects to pay the brokerage commission for shares purchased in the open market on behalf of participants)

Reinvestment of Dividends
Sources of Shares
— Original Issue or Treasury	None
— Open Market	$0.03 per share (unless Colonial Properties, in its sole discretion, elects to pay the brokerage commission for shares purchased in the open market on behalf of participants)

Deposit of Certificates	None
Issuance of Certificates	None
Selling Program Shares	$15.00 per sale + $0.12 per share
Transfers of Shares	None
Returned checks or failed automatic deductions	$25.00 per occurrence
Duplicate Statements (2 years or older)	$5.00 per year (not to exceed $25.00)

Reports to Participants
30. What kind of reports will I be sent?
     NOTE: If you are a Non-registered Shareholder who participates through a broker, bank or nominee, you must contact your broker, bank or nominee for information about any stock or dividend activity.
     To assist you in your record keeping, Computershare will send you the following information:
•	A statement detailing the transactions for each initial investment, optional cash investment, sale or transfer that you make or receive. You should retain these statements for tax purposes.

•	For each dividend reinvested, a statement detailing all year-to-date activity in your account.

•	You will also be sent copies of the communications sent to other shareholders. These include Colonial Properties’ annual reports, notices of annual meeting and proxy statements, company updates, and income tax information for reporting dividends paid and proceeds from the sale of Program shares.
Federal Income Taxes
     The following summary is based upon an interpretation of current federal tax law. Participants are encouraged to consult their own tax advisor with specific reference to their personal tax situation and potential changes in the applicable law as to all federal, state, local, foreign and other tax matters in connection with the reinvestment of dividends and purchase of Common Shares under the Program, the tax basis and holding period for Common Shares acquired under the Program and the character, amount and tax treatment of any gain or loss realized on the disposition of Common Shares. The following is a brief summary of the material federal income tax considerations applicable to the Program, is for general information only, and does not constitute tax advice.
31. What are the income tax consequences for shareholders of participation in the Program?
•	A shareholder who participates in the dividend reinvestment feature of the Program and whose dividends are reinvested in Common Shares purchased directly from us will be treated for federal income tax purposes as having received, on the applicable purchase date, a distribution from us with respect to its Common Shares equal to the fair market value on the Dividend Reinvestment Date of the Common Shares credited to the shareholder’s Program account. The amount of the distribution deemed received (and that will be reported on the Form 1099-DIV received by the shareholder) may exceed the amount of the cash dividend that was reinvested, due to the Program Discount described under Question 16.

•	A shareholder who participates in the dividend reinvestment feature of the Program and whose dividends are reinvested in Common Shares purchased by Computershare in the open market, will be treated for federal income tax purposes as having received (and will receive a Form 1099-DIV reporting) a distribution from us with respect to Common Shares equal to the fair market value of the Common Shares on the Dividend Reinvestment Date credited to the shareholder’s Program account (plus any brokerage fees paid by the Company and any other expenses deducted from the amount of the distribution reinvested). If Colonial Properties offers a Program Discount on Common Shares purchased on the open market in the future, the amount of the distribution the shareholder will be treated as receiving (and that will be reported on the Form 1099-DIV received by the shareholder) may exceed the cash distribution reinvested as a result of any such Program Discount.

•	A shareholder who participates in both the dividend reinvestment and the cash investment features of the Program and who purchases Common Shares through the cash investment feature of the Program will be treated for federal income tax purposes as having received a distribution from us with respect to Common Shares equal to the fair market value on the Cash Investment Date of the Common Shares credited to the shareholder’s Program account less the amount paid by the shareholder for the Common Shares (plus any brokerage fees and any other expenses paid by the shareholder).

•	Although the tax treatment with respect to a shareholder who participates only in the cash investment feature of the Program and does not participate in the dividend reinvestment feature of the Program is not entirely clear, Colonial Properties will report the Program Discount or Waiver Discount as a distribution to you on Form 1099-DIV. You are urged to consult with your tax advisor regarding the tax treatment to you of a receiving a Program Discount or Waiver Discount on cash investments in Common Shares made through the Program.
     Common Shares received under the Program will have a tax basis equal to the fair market value of the Common Shares on the date the Common Shares were acquired plus the participant’s pro rata share of any brokerage fees paid by us. Common Shares acquired through the dividend reinvestment feature of the Program should have a tax basis equal to the amount of the payment plus the pro rata amount of any brokerage commissions paid by us that is includible in the participant’s taxable income and the excess, if any, of the fair market value of the Common Shares purchased over the amount of the payment, but only to the extent such excess is treated as a taxable dividend.
     Any distribution described above will be treated for federal income tax purposes as a dividend to the extent we have current or accumulated earnings and profits. Distributions in excess of current or accumulated earnings and profits will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder’s Common Shares. To the extent such distributions exceed the adjusted basis of a shareholder’s Common Shares, they will be included in income as a capital gain if the Common Share has been held by the shareholder as a capital asset and will be either long or short term depending on whether the shareholder’s holding period for his common share is or is not more than one year. In addition, if and to the extent that we designate any portion of a distribution as a “capital gain dividend,” the amounts so designated will be treated as capital gain of the participant. Dividends paid to a corporate participant will not qualify for the dividends received deduction generally available to corporations.
32. What are the income tax consequences for participants upon the receipt of certificates?
     A participant will not realize any taxable income upon receipt of certificates for whole shares credited to the participant’s account, either upon the participant’s request for certain of those shares or upon termination of participation in the Program. A participant will realize gain or loss upon the sale or exchange of Common Shares acquired under the Program. A participant will also realize gain or loss upon receipt, following termination of participation in the Program, of a cash payment for any fractional share interest credited to the participant’s account. The amount of any such gain or loss will be the difference between the amount that the participant received for the Common Shares or fractional share interest and the tax basis in such Common Shares or fractional share interest.
33. How are income tax withholding provisions applied to shareholders who participate in the Program?
     Withholding requirements and information generally applicable to distributions from us will apply to all amounts treated as distributions pursuant to the Program. If a participant fails to provide the applicable federal income tax certifications in the manner required by law, any cash dividends on Common Shares (including cash dividends that are reinvested), proceeds from the sale of fractional share interests and proceeds from the sale of Common Shares credited to the participant’s account will be subject to federal backup withholding. Certain shareholders (including most corporations) are, however, exempt from backup withholding and can claim the exemptions by filing the appropriate IRS form with the payer. In addition to applicable backup withholding and information reporting, foreign shareholders will be subject to U.S. federal withholding tax on distributions. In each case where withholding is required, the appropriate amount will be withheld and the balance in Common Shares will be credited to such participant’s account.
Participation by Holders of Units in our Operating Partnership
34. How can a Unitholder in our operating partnership become a Program participant?
     Unitholders are eligible to invest all or a portion or the cash distributions paid on their Units to purchase Common Shares. Unitholders may also make optional cash investments (minimum of $25, monthly maximum of $7,500). Unitholders may enroll in the Program, change their elections or terminate their participation in the Program only by notifying the operating partnership at the following address:
Colonial Realty Limited Partnership
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35203
Telephone number: (205) 250-8700
     To enroll in the Program you should complete and submit an Enrollment Form to the operating partnership at the address set forth above. If Units are registered in more than one name, all owners of the Units must sign the Enrollment Form exactly as their names appear on the account registration.
     You may change investment of cash distributions at any time by notifying the operating partnership at the address set forth above.
35. What are the income tax consequences for Unitholders of participation in the Program
     The income tax treatment of Unitholders who participate in the Program is unclear because, unlike with a stock dividend reinvestment plan, there is no clear legal authority regarding the income tax treatment of a limited partner in a partnership who invests cash distributions from the partnership in stock of another entity that is a partner in the partnership. Colonial Properties can make no assurance as to the actual tax consequences to Unitholders of participating in the Program. Absent the promulgation of authority to the contrary, we and the operating partnership intend to report the tax consequences of a Unitholder’s participation in the Program in a manner consistent with the following:
•	In the case of Common Shares purchased directly from us, whether through the investment of a Unitholder’s distribution or through an optional cash investment by a Unitholder, a Unitholder may be treated for federal income tax purposes as having received a cash distribution (in addition to the invested distribution, if applicable) from the operating partnership equal to the fair market value on the Dividend Reinvestment Date or Cash Investment Date, respectively, of the Common Shares credited to the Unitholder’s account less the amount of cash paid by the Unitholder for the Common Shares (i.e., the amount of the cash distribution or the optional cash investment), if any. The fair market value of the Common Shares on the Dividend Reinvestment Date or the Cash Investment Date may exceed the amounts invested or distributions reinvested by the unitholders due to any Program Discount or Waiver Discount that may be offered. It is also possible that the Internal Revenue Service could take the position that, with respect to Unitholders already holding Common Shares, such amount would be treated as a distribution from the Company with respect to the Common Shares.

•	In the case of Common Shares purchased by Computershare in the open market pursuant to a Unitholder’s distribution or the optional cash investment feature of the Program, a Unitholder may be treated for federal income tax purposes as having received a cash distribution (in addition to the invested distribution, if applicable) from the operating partnership equal to any Program Discount that may be offered on the price paid by Computershare for the Common Shares. It is also possible that the Internal Revenue Service could take the position that, with respect to Unitholders already holding Common Shares, such amount would be treated as a distribution from the Company with respect to the Common Shares.

•	Any amount treated as a cash distribution from the operating partnership will reduce a Unitholder’s basis in his Units by the amount distributed. Cash distributed to a Unitholder in excess of his basis in his Units generally will be taxable as capital gain, either long- or short-term, depending on whether the Unitholder’s holding period for his Units is or is not more than one year. However, under Section 751(b) of the Code, to the extent a distribution is considered to be in exchange for a Unitholder’s interest in substantially appreciated inventory items or unrealized receivables of the operating partnership, that Unitholder may recognize ordinary income rather than a capital gain. In addition, a 25% rate will apply to the extent that net capital gains attributable to the sale of depreciable real property are attributable to prior depreciation deductions that were not otherwise recaptured as ordinary income under other depreciation recapture rules.

•	Any amount treated as a cash distribution from the company will be taxable as described above in question 31.
36. How are income tax withholding provisions applied to Unitholders who participate in the Program?
     Withholding requirements and information generally applicable to distributions from our operating partnership will apply to all amounts treated as distributions pursuant to the Program. If a participant fails to provide the applicable federal income tax certifications in the manner required by law, any cash distributions on Units (including cash distributions that are invested), proceeds from the sale of fractional share interests and proceeds from the sale of Common Shares credited to a participant’s account will be subject to federal backup withholding. Certain Unitholders are, however, exempt from backup withholding and can claim the exemptions by filing the appropriate IRS form with the payer. In addition to applicable backup withholding and information reporting, foreign Unitholders will be subject to U.S. federal withholding tax on distributions. In each case where withholding is required, the appropriate amount will be withheld and the balance in Common Shares will be credited to such participant’s account.
Other Information
37. What happens if Colonial Properties issues a share dividend, declares a share split or has a rights offering?
     All share dividends or split shares of Common Shares distributed by Colonial Properties on shares credited to your account and/or on shares held by you in the form of share certificates will be credited directly into your account. You will receive a statement indicating the number of shares or dividends earned as a result of the transactions. This includes entitlements on shares calculated on Book-Entry shares and certificated shares registered in your name.
     In the case of a rights offering, your rights will be based on the whole shares credited to your account (not on any fractional share interests) and/or on shares held by you in the form of share certificates.

38. How will my shares be voted?
     For any meeting of shareholders, all participants will receive proxy materials including a proxy card representing both the shares for which you hold share certificates and the whole shares credited to your account. All shares will be voted as designated by you. Alternatively, you may vote your shares in person at shareholder meetings. Fractional share interests credited to your account may not be voted by proxy or in person.
39. What are the responsibilities of Colonial Properties and Computershare under the Program?
     Neither Colonial Properties nor Computershare will be liable for any act or omission to act, which was done in good faith, including any claim of liability arising out of the prices at which shares are purchased or sold for participants’ accounts, the times when purchases or sales are made, or fluctuations in the market value of Colonial Properties’ Common Shares, or the failure to cease reinvestment of dividends for a participant’s account upon the participant’s death prior to receipt of notice in writing of the death along with a request to cease dividend reinvestment from a qualified representative of the deceased.
     You should recognize that neither Colonial Properties nor Computershare can assure you of a profit or protect you against a loss on shares purchased through the Program.
40. May the Program be changed or discontinued?
     We reserve the right to amend, suspend, discontinue or modify the Program or waive any features of the Program at any time without the approval of participants. Notice of our determination to suspend, discontinue or modify the Program will be given to all Program participants as soon as practicable after such determination is made. Changes or discontinuation will not affect your rights as a shareholder in any way and any Book-Entry shares you own will continue to be credited to your account unless you specifically request otherwise. Upon termination of the Program, the whole shares credited to each participant’s Program account will continue to be credited in Book-Entry form in an account for each shareholder at Computershare, and a cash payment will be made for any fractional share interest credited to each such account. Thereafter, share certificates will be issued to any shareholder upon request to Computershare. Should we terminate the Program for the purpose of establishing another dividend reinvestment plan, participants will be automatically enrolled in such other plan, and shares credited to their Program accounts will be credited automatically to such other plan.
     We and Computershare may terminate any participant’s participation in the Program at any time for any reason.
41. Where can I find more information on Colonial Properties?
     We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act with respect to the securities offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules hereto. For further information regarding us and the Common Shares offered hereby, reference is hereby made to the registration statement and such exhibits and schedules.
     We file annual, quarterly and special reports, proxy statements and other information with the SEC.
     The registration statement, the exhibits and schedules forming a part thereof as well as such reports and other information filed by us with the SEC can be inspected and copies obtained from the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov. Colonial Properties is subject to the reporting requirements of the Securities Exchange Act of 1934 as amended (the “Exchange Act”). In accordance with the Exchange Act, Colonial Properties files reports and other information with the SEC. In addition, our Common Shares are listed on the NYSE, and similar information concerning us can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.
     You may also request copies of our 10-K, 10-Q, 8-K, annual reports and proxy statements directly from Colonial Properties by:

Mail:
Colonial Properties Trust
Attention: Investor Relations
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35203
Telephone: 1-800-645-3917
Internet: www.colonialprop.com (Investors Section)
USE OF PROCEEDS
     The Program provides for, and we currently contemplate (i) the issuance of Common Shares directly from Colonial Properties either from shares held in Colonial Properties’ treasury or as newly issued shares and (ii) the purchase of Common Shares in the open market by an agent independent of Colonial Properties. To the extent that Common Shares are purchased directly from Colonial Properties, the net proceeds are expected to be used to acquire a corresponding number of Units from the operating partnership, which will use such proceeds for general business purposes. The Company cannot estimate the number of Common Shares that Colonial Properties will sell through the Program or the prices at which such shares will be sold. Should Program shares be purchased in the open market, Colonial Properties will not receive any of the proceeds from the sale of such shares.
PLAN OF DISTRIBUTION
     The Common Shares will be offered directly to Program participants without underwriters as described in this prospectus. Except to the extent that Computershare purchases Common Shares in the open market, we will sell directly to you through Computershare the Common Shares acquired under the Program. The Common Shares, including shares acquired pursuant to requests for waiver, may be resold by participants in the manner described in this prospectus under the caption “Sale of Shares.” The Common Shares currently are listed on the NYSE.
     Pursuant to the Program, we may be requested to approve optional cash investments in excess of the $7,500 per month limit pursuant to requests for waiver on behalf of Program participants that may be engaged in the securities business. Persons who acquire Common Shares through the Program and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, as amended, and may be considered to be underwriters within the meaning of the Securities Act of 1933, as amended. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a Program participant, nor will we enter into any agreement with any such person regarding such person’s purchase of such shares or any resale or distribution thereof. Under some circumstances, we may, however, grant requests for waiver for optional cash investments by such person in excess of the $7,500 per month limit. We have sole discretion to grant any request for waiver for optional cash investments in excess of $7,500 per month. We may grant such requests for waiver in order of receipt or by any other method that we determine to be appropriate.
     We pay all of the costs of purchasing Common Shares with initial investments, dividend reinvestments and optional cash investments if original issue or treasury shares are purchased from us. We also pay for the annual maintenance cost of your account. However, should Computershare purchase shares in the open market, Program participants may be required to pay a brokerage commission (currently at $0.03 per share). We may, in our sole discretion, decide to pay the brokerage commission for shares purchased in the open market on behalf of Program participants. Additionally, you will be charged a service fee (currently $15.00 per transaction) and a brokerage commission (currently $0.12 per share), on the sale of Common Shares through the Program. Returned checks or failed automatic deduction transactions will result in a charge of $25.00, and you may be charged $5.00 per year (not to exceed $25.00) for a duplicate Program statement older than two calendar years.
LEGAL MATTERS
     The validity of the Common Shares offered by means of this prospectus and certain federal income tax matters have been passed upon for us by our counsel, Hogan & Hartson LLP. Hogan & Hartson LLP relied on the opinion of Sirote & Permutt, P.C., Birmingham, Alabama, as to matters of Alabama law.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of

PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of DRA/CLP Office LLC and its subsidiaries for the fiscal year ended December 31, 2007 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of Weiser LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of OZ/CLP Retail LLC and its subsidiaries for the fiscal year ended December 31, 2007 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
INCORPORATION OF DOCUMENTS BY REFERENCE
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of Public Reference Room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.
     We filed a registration statement on Form S-3 (of which this prospectus is a part) with the SEC covering the Common Shares. For further information on us and the Common Shares, you should refer to the registration statement, as amended, and its exhibits. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents in an exhibit to our registration statement, as amended, of which this prospectus is a part.
     The SEC allows us to “incorporate by reference” the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until all of the securities are sold.
     We have filed the documents listed below under the Exchange Act with the SEC and are incorporated herein by reference:
     (a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;
     (b) our Current Reports on Form 8-K filed with the SEC on January 6, 2009, January 7, 2009, February 3, 2009 (with respect to Item 2.06 only), February 5, 2009, March 5, 2009, March 11, 2009 and April 6, 2009 (with respect to Item 8.01 only); and
     (c) our registration statement on Form 8-A, which incorporates by reference a description of the common shares from our registration statement on Form S-11 (File No. 33-65954) including any amendment or report, filed for the purpose of updating such description.
     All documents that we file subsequent to the date of this prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of the Common Shares to which this prospectus relates shall be deemed to be incorporated by reference in this prospectus and shall be part hereof from the date of filing of such document.
     We will provide without charge to each person, including any Non-registered Shareholder, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephonic requests for such copies should be directed to: Chief Administrative Officer, Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, telephone number (205) 250-8700.
     You may request a copy of these filings, at no cost, over the Internet at our web site at www.colonialprop.com or by writing or calling us at:

Investor Relations
Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35203
(205) 250-8700
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information.
     We also undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents and exhibits referred to above which have been or may be incorporated by reference in this prospectus. Exhibits not specifically incorporated herein or therein by reference will be furnished upon payment of 25 cents per page. Requests for such copies should be directed to Investor Relations, Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203.